[redacted]

08028929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lipkus (732) 855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lipkus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Investors Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANTOINETTE GALLITA
NOTARY PUBLIC
STATE OF NEW JERSEY
My Comm. Expires 10-15-2007

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INVESTORS CORPORATION

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2007 AND 2006

TAIT, WELLER & BAKER LLP

FIRST INVESTORS CORPORATION

TABLE OF CONTENTS

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying balance sheets of First Investors Corporation as of December 31, 2007 and 2006, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 22, 2008

FIRST INVESTORS CORPORATION

BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 28,345,794	$ 24,191,407
Receivable from dealers	3,261	31,409
Receivable from customers	273,305	277,283
Receivable from Funds – shares redeemed	1,849,220	2,045,921
Salesmen's advances – net	685,368	590,944
Receivable from parent and affiliated companies	308,242	397,149
Prepaid expenses and miscellaneous receivables	701,243	864,499
Deferred sales commissions	415,330	549,936
Deferred income taxes *(Note 8)*	1,332,000	375,000
Total current assets	33,913,763	29,323,548
FIXED ASSETS		
Leasehold improvements and equipment (less accumulated depreciation and amortization of $835,554 in 2007 and $1,351,109 in 2006)	682,345	162,420
OTHER ASSETS		
Cash and cash equivalents segregated under federal regulations *(Note 2)*	1,028,842	1,821,193
Deferred sales commissions	1,245,989	1,649,807
Deferred income taxes *(Note 8)*	1,782,000	2,748,000
Total other assets	4,056,831	6,219,000
Total assets	$ 38,652,939	$ 35,704,968
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payable for securities purchased	$ 7,809,951	$ 5,991,495
Payable to dealers	1,289,428	1,430,992
Accrued commissions payable	1,233,435	1,224,585
Accounts payable – suppliers	338,763	401,900
Accrued expenses and other liabilities	12,153,502	11,183,668
Payable to affiliated companies	3,947,155	2,124,081
Total current liabilities	26,772,234	22,356,721
STOCKHOLDER'S EQUITY *(Note 7)*		
Common stock, no par, stated value $5, 200 shares authorized, issued and outstanding	1,000	1,000
Paid-in capital	33,965,826	33,965,826
Retained earnings (deficit)	(22,086,121)	(20,618,579)
Total stockholder's equity	11,880,705	13,348,247
Total liabilities and stockholder's equity	$ 38,652,939	$ 35,704,968

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31, 2007 and 2006

	2007	2006
Revenue		
Commissions and fees earned from		
Sales of Funds and other securities	$ 36,474,704	$ 33,275,019
Sales of variable insurance products	5,410,574	5,619,685
Service fees	10,134,190	9,425,275
	52,019,468	48,319,979
Less commission expense	41,330,031	37,746,111
Total commissions and fees – net	10,689,437	10,573,868
Income from investments	591,056	527,475
Other revenue	1,713,430	2,409,363
	2,304,486	2,936,838
Total revenue	12,993,923	13,510,706
Expenses		
Selling	7,469,263	9,184,379
Administrative expenses	7,611,202	7,507,542
Total expenses	15,080,465	16,691,921
Loss before income tax expense (benefit)	(2,086,542)	(3,181,215)
Income tax benefit *(Note 8)*	(619,000)	(1,031,000)
NET LOSS	(1,467,542)	(2,150,215)
Retained earnings (deficit)		
Beginning of year	(20,618,579)	(18,468,364)
End of year	$(22,086,121)	$(20,618,579)

See notes to financial statements.

FIRST INVESTORS CORPORATION

STATEMENTS OF CASH FLOWS

Years ended December 31, 2007 and 2006

	2007	2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Commissions and fees received – net	$ 12,604,008	$ 8,853,805
Other revenue	1,713,430	2,409,363
Investment income received	591,056	527,475
Cash paid to suppliers and employees	(13,459,730)	(14,186,151)
Cash received from (paid to) segregated trust account	792,351	(810,395)
Income taxes refunded (paid)	628,000	889,000
Net cash provided by (used for) operating activities	2,869,115	(2,316,903)
Cash flows from investing activities		
Capital expenditures	(626,709)	(69,778)
Net cash used for investing activities	(626,709)	(69,778)
Cash flows from financing activities		
Advances from (to) parent and affiliates	1,911,981	(547,000)
Capital contributions	-	2,000,000
Net cash provided by financing activities	1,911,981	1,453,000
Net increase (decrease) in cash and cash equivalents	4,154,387	(933,681)
Cash and cash equivalents		
Beginning of year	24,191,407	25,125,088
End of year	$ 28,345,794	$ 24,191,407

FIRST INVESTORS CORPORATION

STATEMENTS OF CASH FLOWS – (Continued)

Years ended December 31, 2007 and 2006

	2007	2006
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net loss	$ (1,467,542)	$ (2,150,215)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities		
Depreciation and amortization – fixed assets	106,784	64,671
Amortization of deferred sales commissions	1,379,263	2,013,107
Provision for deferred income taxes	9,000	(142,000)
(Increase) decrease in		
Receivable from dealers	28,148	115,673
Receivable from customers	3,978	112,891
Receivable from Funds – shares redeemed	196,701	(376,148)
Salesmen's advances – net	(94,424)	(9,287)
Prepaid expenses and miscellaneous receivables	163,256	(229,814)
Cash and cash equivalents segregated under federal regulations	792,351	(810,395)
Deferred sales commissions	(840,839)	(937,313)
Increase (decrease) in		
Payable for securities purchased	1,818,456	(1,614,606)
Payable to dealers	(141,564)	120,653
Accrued commissions payable	8,850	(78,526)
Accounts payable – suppliers	(63,137)	81,592
Accrued expenses and other liabilities	969,834	1,522,814
Net cash provided by (used for) operating activities	$ 2,869,115	$ (2,316,903)

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the ***"Company"***), a wholly-owned subsidiary of First Investors Consolidated Corporation *("FICC")*, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (***"Funds"***) and First Investors insurance products.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis with related commission income and expenses recorded as of the trade date.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the years ended December 31, 2007 and 2006, amortization of deferred sales commissions amounted to approximately $1,379,000 and $2,013,000, respectively. The estimated amortization of deferred sales commissions for the following four years are as follows: 2008 - $772,000; 2009 - $508,000; 2010 - $293,000; and 2011 - $88,000.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For the years ended December 31, 2007 and 2006, approximately $11,602,000 and $10,312,000, respectively, of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes"***. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management has analyzed the Company's tax positions taken on federal, state and local income tax returns for all open tax years (2004 – 2007) and has concluded that no additional adjustments are required in the Company's financial statements.

RECLASSIFICATIONS

Certain reclassifications were made to the 2006 financial statements to conform to the 2007 presentation.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2007 and 2006, cash and cash equivalents of approximately $1,029,000 and $1,821,000, respectively, were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $688,000 and $745,000, respectively.

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During the years 2007 and 2006, respectively, the Company charged certain of its affiliates approximately $4,512,000 and $4,052,000 for management and other services and approximately $99,000 and $394,000 for office space. The Company purchased approximately $2,603,000 and $2,324,000 of data processing services, and approximately $708,000 and $384,000 of office space during the years 2007 and 2006, respectively. The Company was also charged approximately $575,000 in 2007 and $547,000 in 2006 for compensation costs for stock options of its parent granted to employees of the Company.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2007 and 2006, these commissions and fees amounted to approximately $5,410,000 and $5,620,000, respectively.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $16,710,000 and $8,242,000 deposited in an account of an affiliated federal savings bank, and approximately $11,446,000 and $15,753,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2007 and 2006, respectively.

The Company is dependent on capital contributions from FICC. In 2006, a capital contribution of $2,000,000 was received from FICC.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2007 and 2006 was not material. For the years ended December 31, 2007 and 2006, the Company charged operations approximately $897,000 and $802,000, respectively, for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2014. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $3,650,000 and $3,386,000 for 2007 and 2006, respectively. The minimum annual rental commitments relating to leases in effect as of December 31, 2007, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2008	$2,318,000
2009	2,124,000
2010	1,835,000
2011	1,318,000
2012	934,000
2013 and thereafter	852,000
	$9,381,000

(6) LITIGATION

The Company is a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2007, the Company had net capital of approximately $4,086,000 or an excess of approximately $3,836,000, over net capital required of $250,000.

For additional information, the Company's Annual Audited Report filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is available for inspection at the Company's main office or at the regional office of the Securities and Exchange Commission.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	2007	2006
Current		
Federal	$(788,000)	$ (966,000)
State and local	160,000	77,000
	(628,000)	(889,000)
Deferred		
Federal	8,000	(127,000)
State and local	1,000	(15,000)
	9,000	(142,000)
Total	$(619,000)	$(1,031,000)

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of minimum state income taxes in certain jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

	2007	2006
Accrued expenses	$(1,919,000)	$(1,720,000)
Depreciation	(4,000)	(29,000)
Deferred sales commissions	(243,000)	(355,000)
Deferred compensation	(948,000)	(1,019,000)
	$(3,114,000)	$(3,123,000)

Tait, Weller & Baker LLP
Certified Public Accountants
Philadelphia, New Jersey, New York
www.taitweller.com

END